

Mail Stop 4720

March 23, 2017

Jimmy Yang, Esq.
Associate General Counsel
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

> **Re: Citigroup Inc.**
> **Registration Statement on Form S-3**
> **Filed March 1, 2017**
> **File No. 333-216372**

Dear Mr. Yang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Index Warrants, page 49

1. We note that index warrants may be issued independently or together with debt securities. Similarly, disclosure on page 47 states that common stock warrants may be attached to or separate from other securities. To the extent that you intend to offer units as part of this registration statement, please revise your registration statement to list them as separate securities, and provide a description of their terms in accordance with Item 202(d) of Regulation S-K. Please also have counsel revise its legal opinion to opine on the legality of such units.

Exhibit 5.1

2.   Please have counsel file a revised legal opinion to opine as to the legality of both the common stock issuable upon the exercise of any common stock warrants and the conversion of any preferred stock that may be issued pursuant to the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Jeffrey D. Karpf, Esq.
        Cleary Gottlieb Steen & Hamilton LLP